SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2007

Commission File Number 001-08427

EKSPORTFINANS ASA

(Translation of registrant’s name into English)

Dronning Mauds gate 15
N-0250 Oslo, Norway
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑          Form 40 F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☑

SIGNATURES
EXHIBIT INDEX

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2007	EKSPORTFINANS ASA
	By:	/s/ CECILIE HAARSETH
Cecilie Haarseth
Executive Vice President

EXHIBIT INDEX

The following documents (bearing the exhibit numbers listed below) are furnished herewith and are made part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description

8.1	Opinion of Allen & Overy LLP, New York, New York as to taxation
8.2	Opinion of Allen & Overy LLP, New York, New York as to taxation
8.3	Opinion of Allen & Overy LLP, New York, New York as to taxation
8.4	Opinion of Allen & Overy LLP, New York, New York as to taxation
8.5	Opinion of Allen & Overy LLP, New York, New York as to taxation
8.6	Opinion of Allen & Overy LLP, New York, New York as to taxation
8.7	Opinion of Allen & Overy LLP, New York, New York as to taxation

This Form 6-K and the financial and other information contained herein is hereby incorporated by reference into our Registration Statement No. 333-124095 and Registration Statement No. 333-140456.

Exhibit 8.1

Allen & Overy LLP
1221 Avenue of the Americas
New York NY 10020
Eksportfinans ASA
Dronning Mauds gate 15	Tel	212 610 6300
0250 Oslo	Fax	212 610 6399
Norway
Our ref            40561-00174 CO:5111745.1
February 20, 2007
Ladies and Gentlemen:
We have acted as United States tax counsel to Eksportfinans ASA (the Issuer), in connection with the preparation of Pricing Supplement No. 100 dated February 20, 2007 (the Pricing Supplement) filed with the Securities and Exchange Commission (the Commission) pursuant to Rule 424 under the Securities Act of 1933, as amended (the Securities Act), on February 20, 2007, of which the Prospectus Supplement and Prospectus dated July 1, 2005 (the Prospectus) form a part. The Pricing Supplement and Prospectus have been filed with the Commission as part of the Issuer’s registration statement on Form F-3 (no. 333-124095), as amended, declared effective on July 1, 2005 (the Registration Statement). The Registration Statement, Prospectus and Pricing Supplement relate to the registration under the Securities Act of an aggregate face amount of $5,232,000.00 of the 2 Year FX Basket Note due February 23, 2009 (the Securities).
As United States tax counsel, we have advised the Issuer with respect to certain general United States tax consequences of the proposed issuance of the Securities. This advice is summarized under the heading “Taxation in the United States” in the Pricing Supplement and in the Prospectus (collectively, the Discussions) which are part of the Registration Statement. We hereby confirm that the statements set forth in the Discussions represent our opinions as to the matters of law covered by them, subject to the qualifications stated therein.
We are aware that we are referred to in the Discussions and under the heading “Legal Matters” in the Prospectus. We hereby consent to the references to us in those sections and the filing of this letter as an exhibit to the Registration Statement without thereby implying or admitting that we are “experts” within the meaning of the Securities Act or the rules and regulations of the Commission issued thereunder, with respect to any part of the Registration Statement, including this exhibit.
Very truly yours,
Allen & Overy LLP
Allen & Overy LLP is a limited liability partnership registered in England and Wales with registered number OC306763. It is regulated by the Law Society of England and Wales. Allen & Overy LLP is a multi-jurisdictional law firm with lawyers admitted to practise in a variety of jurisdictions. A list of the members of Allen & Overy LLP and their professional qualifications is open to inspection at its registered office, One Bishops Square, London, E1 6AO and at the above address. The term partner is used to refer to a member of Allen & Overy LLP or an employee or consultant with equivalent standing and qualifications.
Allen & Overy LLP or an affiliated undertaking has an office in each of: Amsterdam, Antwerp, Bangkok, Beijing, Bratislava, Brussels, Budapest, Dubai, Frankfurt, Hamburg, Hong Kong, London, Luxembourg, Madrid, Milan, Moscow, New York, Paris, Prague, Rome, Shanghai, Singapore, Tokyo and Warsaw.

Exhibit 8.2

Allen & Overy LLP
Eksportfinans ASA Dronning Mauds gate 15 0250 Oslo Norway	1221 Avenue of the Americas New York NY 10020 Tel 212 610 6300 Fax 212 610 6399

Our ref 12663-00125 CO:5111817.1

February 27, 2007
Ladies and Gentlemen:
We have acted as United States tax counsel to Eksportfinans ASA (the Issuer), in connection with the preparation of Pricing Supplement No. 101 dated February 27, 2007 (the Pricing Supplement) filed with the Securities and Exchange Commission (the Commission) pursuant to Rule 424 under the Securities Act of 1933, as amended (the Securities Act), on February 27, 2007, of which the Prospectus Supplement and Prospectus dated July 1, 2005 (the Prospectus) form a part. The Pricing Supplement and Prospectus have been filed with the Commission as part of the Issuer’s registration statement on Form F-3 (no. 333-124095), as amended, declared effective on July 1, 2005 (the Registration Statement). The Registration Statement, Prospectus and Pricing Supplement relate to the registration under the Securities Act of an aggregate face amount of $19,280,000.00 of the Enhanced Participation Notes linked to the MSCI® Taiwan Index due March 13, 2009 (the Securities).
As United States tax counsel, we have advised the Issuer with respect to certain general United States tax consequences of the proposed issuance of the Securities. This advice is summarized under the heading “Taxation in the United States” in the Pricing Supplement and in the Prospectus (collectively, the Discussions) which are part of the Registration Statement. We hereby confirm that the statements set forth in the Discussions represent our opinions as to the matters of law covered by them, subject to the qualifications stated therein.
We are aware that we are referred to in the Discussions and under the heading “Legal Matters” in the Prospectus. We hereby consent to the references to us in those sections and the filing of this letter as an exhibit to the Registration Statement without thereby implying or admitting that we are “experts” within the meaning of the Securities Act or the rules and regulations of the Commission issued thereunder, with respect to any part of the Registration Statement, including this exhibit.
Very truly yours,
Allen & Overy LLP
Allen & Overy LLP is a limited liability partnership registered in England and Wales with registered number OC306763. It is regulated by the Law Society of England and Wales. Allen & Overy LLP is a multi-jurisdictional law firm with lawyers admitted to practise in a variety of jurisdictions. A list of the members of Allen & Overy LLP and their professional qualifications is open to inspection at its registered office, One Bishops Square, London, E1 6AO and at the above address. The term partner is used to refer to a member of Allen & Overy LLP or an employee or consultant with equivalent standing and qualifications.
Allen & Overy LLP or an affiliated undertaking has an office in each of: Amsterdam, Antwerp, Bangkok, Beijing, Bratislava, Brussels, Budapest, Dubai, Frankfurt, Hamburg, Hong Kong, London, Luxembourg, Madrid, Milan, Moscow, New York, Paris, Prague, Rome, Shanghai, Singapore, Tokyo and Warsaw.

Exhibit 8.3

Allen & Overy LLP
1221 Avenue of the Americas
Eksportfinans ASA	New York NY 10020
Dronning Mauds gate 15
0250 Oslo	Tel 212 610 6300
Norway	Fax 212 610 6399

Our ref 84041-00029 CO:5111829.1

February 23, 2007
Ladies and Gentlemen:
We have acted as United States tax counsel to Eksportfinans ASA (the Issuer), in connection with the preparation of Pricing Supplement No. 102 dated February 23, 2007 (the Pricing Supplement) filed with the Securities and Exchange Commission (the Commission) pursuant to Rule 424 under the Securities Act of 1933, as amended (the Securities Act), on February 23, 2007, of which the Prospectus Supplement and Prospectus dated July 1, 2005 (the Prospectus) form a part. The Pricing Supplement and Prospectus have been filed with the Commission as part of the Issuer’s registration statement on Form F-3 (no. 333-124095), as amended, declared effective on July 1, 2005 (the Registration Statement). The Registration Statement, Prospectus and Pricing Supplement relate to the registration under the Securities Act of an aggregate face amount of $2,636,000.00 of the 16.75% One Year Reverse Convertible Notes Linked to “2007 Dogs of the Dow for February 2007” due February 28, 2008 (the Securities).
As United States tax counsel, we have advised the Issuer with respect to certain general United States tax consequences of the proposed issuance of the Securities. This advice is summarized under the heading “Taxation in the United States” in the Pricing Supplement and in the Prospectus (collectively, the Discussions) which are part of the Registration Statement. We hereby confirm that the statements set forth in the Discussions represent our opinions as to the matters of law covered by them, subject to the qualifications stated therein.
We are aware that we are referred to in the Discussions and under the heading “Legal Matters” in the Prospectus. We hereby consent to the references to us in those sections and the filing of this letter as an exhibit to the Registration Statement without thereby implying or admitting that we are “experts” within the meaning of the Securities Act or the rules and regulations of the Commission issued thereunder, with respect to any part of the Registration Statement, including this exhibit.
Very truly yours,
Allen & Overy LLP
Allen & Overy LLP is a limited liability partnership registered in England and Wales with registered number OC306763. It is regulated by the Law Society of England and Wales. Allen & Overy LLP is a multi-jurisdictional law firm with lawyers admitted to practise in a variety of jurisdictions. A list of the members of Allen & Overy LLP and their professional qualifications is open to inspection at its registered office, One Bishops Square, London, E1 6AO and at the above address. The term partner is used to refer to a member of Allen & Overy LLP or an employee or consultant with equivalent standing and qualifications.
Allen & Overy LLP or an affiliated undertaking has an office in each of: Amsterdam, Antwerp, Bangkok, Beijing, Bratislava, Brussels, Budapest, Dubai, Frankfurt, Hamburg, Hong Kong, London, Luxembourg, Madrid, Milan, Moscow, New York, Paris, Prague, Rome, Shanghai, Singapore, Tokyo and Warsaw.

Exhibit 8.4

Eksportfinans ASA Dronning Mauds gate 15 0250 Oslo Norway	Allen & Overy LLP 1221 Avenue of the Americas New York NY 10020 Tel 212 610 6300 Fax 212 610 6399

Our ref 84041-00038 CO:5111834.1

March 21, 2007
Ladies and Gentlemen:
We have acted as United States tax counsel to Eksportfinans ASA (the Issuer), in connection with the preparation of Pricing Supplement No. 103 dated March 21, 2007 (the Pricing Supplement) filed with the Securities and Exchange Commission (the Commission) pursuant to Rule 424 under the Securities Act of 1933, as amended (the Securities Act), on March 21, 2007, of which the Prospectus Supplement and Prospectus dated July 1, 2005 (the Prospectus) form a part. The Pricing Supplement and Prospectus have been filed with the Commission as part of the Issuer’s registration statement on Form F-3 (no. 333-124095), as amended, declared effective on July 1, 2005 (the Registration Statement). The Registration Statement, Prospectus and Pricing Supplement relate to the registration under the Securities Act of an aggregate face amount of $1,100,000.00 of the Six Month 10.625% Reverse Convertible Notes Linked to Oshkosh Truck Corporation due September 26, 2007 (the Securities).
As United States tax counsel, we have advised the Issuer with respect to certain general United States tax consequences of the proposed issuance of the Securities. This advice is summarized under the heading “Taxation in the United States” in the Pricing Supplement and in the Prospectus (collectively, the Discussions) which are part of the Registration Statement. We hereby confirm that the statements set forth in the Discussions represent our opinions as to the matters of law covered by them, subject to the qualifications stated therein.
We are aware that we are referred to in the Discussions and under the heading “Legal Matters” in the Prospectus. We hereby consent to the references to us in those sections and the filing of this letter as an exhibit to the Registration Statement without thereby implying or admitting that we are “experts” within the meaning of the Securities Act or the rules and regulations of the Commission issued thereunder, with respect to any part of the Registration Statement, including this exhibit.
Very truly yours,
Allen & Overy LLP
Allen & Overy LLP is a limited liability partnership registered in England and Wales with registered number OC306763. It is regulated by the Law Society of England and Wales. Allen & Overy LLP is a multi-jurisdictional law firm with lawyers admitted to practise in a variety of jurisdictions. A list of the members of Allen & Overy LLP and their professional qualifications is open to inspection at its registered office, One Bishops Square, London, E1 6AO and at the above address. The term partner is used to refer to a member of Allen & Overy LLP or an employee or consultant with equivalent standing and qualifications.
Allen & Overy LLP or an affiliated undertaking has an office in each of: Amsterdam, Antwerp, Bangkok, Beijing, Bratislava, Brussels, Budapest, Dubai, Frankfurt, Hamburg, Hong Kong, London, Luxembourg, Madrid, Milan, Moscow, New York, Paris, Prague, Rome, Shanghai, Singapore, Tokyo and Warsaw.

Exhibit 8.5

Allen & Overy LLP
1221 Avenue of the Americas
Eksportfinans ASA	New York NY 10020
Dronning Mauds gate 15
0250 Oslo	Tel 212 610 6300
Norway	Fax 212 610 6399
Our ref       84041-00032 CO:5111841.1
March 23, 2007
Ladies and Gentlemen:
We have acted as United States tax counsel to Eksportfinans ASA (the Issuer), in connection with the preparation of Pricing Supplement No. 104 dated March 23, 2007 (the Pricing Supplement) filed with the Securities and Exchange Commission (the Commission) pursuant to Rule 424 under the Securities Act of 1933, as amended (the Securities Act), on March 23, 2007, of which the Prospectus Supplement and Prospectus dated July 1, 2005 (the Prospectus) form a part. The Pricing Supplement and Prospectus have been filed with the Commission as part of the Issuer’s registration statement on Form F-3 (no. 333-124095), as amended, declared effective on July 1, 2005 (the Registration Statement). The Registration Statement, Prospectus and Pricing Supplement relate to the registration under the Securities Act of an aggregate face amount of $2,509,000.00 of the 17.75% One Year Reverse Convertible Notes Linked to “Dogs of the Dow for March 2007” due March 28, 2008 (the Securities).
As United States tax counsel, we have advised the Issuer with respect to certain general United States tax consequences of the proposed issuance of the Securities. This advice is summarized under the heading “Taxation in the United States” in the Pricing Supplement and in the Prospectus (collectively, the Discussions) which are part of the Registration Statement. We hereby confirm that the statements set forth in the Discussions represent our opinions as to the matters of law covered by them, subject to the qualifications stated therein.
We are aware that we are referred to in the Discussions and under the heading “Legal Matters” in the Prospectus. We hereby consent to the references to us in those sections and the filing of this letter as an exhibit to the Registration Statement without thereby implying or admitting that we are “experts” within the meaning of the Securities Act or the rules and regulations of the Commission issued thereunder, with respect to any part of the Registration Statement, including this exhibit.
Very truly yours,
Allen & Overy LLP
Allen & Overy LLP is a limited liability partnership registered in England and Wales with registered number OC306763. It is regulated by the Law Society of England and Wales. Allen & Overy LLP is a multi- jurisdictional law firm with lawyers admitted to practise in a variety of jurisdictions. A list of the members of Allen & Overy LLP and their professional qualifications is open to inspection at its registered office, One Bishops Square, London, E1 6AO and at the above address. The term partner is used to refer to a member of Allen & Overy LLP or an employee or consultant with equivalent standing and qualifications
Allen & Overy LLP or an affiliated undertaking has an office in each of: Amsterdam, Antwerp, Bangkok, Beijing, Bratislava, Brussels, Budapest, Dubai, Frankfurt, Hamburg, Hong Kong, London, Luxembourg, Madrid, Milan, Moscow, New York, Paris, Prague, Rome, Shanghai, Singapore, Tokyo and Warsaw.

Exhibit 8.6

Allen & Overy LLP
Eksportfinans ASA	1221 Avenue of the Americas
Dronning Mauds gate 15	New York NY 10020
0250 Oslo	Tel	212 610 6300
Norway	Fax	212 610 6399

Our ref 84041-00033 CO:5111844.1

March 23, 2007

Ladies and Gentlemen:
We have acted as United States tax counsel to Eksportfinans ASA (the Issuer), in connection with the preparation of Pricing Supplement No. 105 dated March 23, 2007 (the Pricing Supplement) filed with the Securities and Exchange Commission (the Commission) pursuant to Rule 424 under the Securities Act of 1933, as amended (the Securities Act), on March 23, 2007, of which the Prospectus Supplement and Prospectus dated July 1, 2005 (the Prospectus) form a part. The Pricing Supplement and Prospectus have been filed with the Commission as part of the Issuer’s registration statement on Form F-3 (no. 333-124095), as amended, declared effective on July 1, 2005 (the Registration Statement). The Registration Statement, Prospectus and Pricing Supplement relate to the registration under the Securities Act of an aggregate face amount of $2,819,000.00 of the 16.00% Annualized Six Month Reverse Convertible Notes Linked to “Latin American Large Caps” due September 28, 2007 (the Securities).
As United States tax counsel, we have advised the Issuer with respect to certain general United States tax consequences of the proposed issuance of the Securities. This advice is summarized under the heading “Taxation in the United States” in the Pricing Supplement and in the Prospectus (collectively, the Discussions) which are part of the Registration Statement. We hereby confirm that the statements set forth in the Discussions represent our opinions as to the matters of law covered by them, subject to the qualifications stated therein.
We are aware that we are referred to in the Discussions and under the heading “Legal Matters” in the Prospectus. We hereby consent to the references to us in those sections and the filing of this letter as an exhibit to the Registration Statement without thereby implying or admitting that we are “experts” within the meaning of the Securities Act or the rules and regulations of the Commission issued thereunder, with respect to any part of the Registration Statement, including this exhibit.
Very truly yours,
Allen & Overy LLP
Allen & Overy LLP is a limited liability partnership registered in England and Wales with registered number OC306763. It is regulated by the Law Society of England and Wales. Allen & Overy LLP is a multi-jurisdictional law firm with lawyers admitted to practise in a variety of jurisdictions. A list of the members of Allen & Overy LLP and their professional qualifications is open to inspection at its registered office, One Bishops Square, London, E1 6AO and at the above address. The term partner is used to refer to a member of Allen & Overy LLP or an employee or consultant with equivalent standing and qualifications.
Allen & Overy LLP or an affiliated undertaking has an office in each of: Amsterdam, Antwerp, Bangkok, Beijing, Bratislava, Brussels, Budapest, Dubai, Frankfurt, Hamburg, Hong Kong, London, Luxembourg, Madrid, Milan, Moscow, New York, Paris, Prague, Rome, Shanghai, Singapore, Tokyo and Warsaw.

Exhibit 8.7

Allen & Overy LLP

Eksportfinans ASA	1221 Avenue of the Americas
Dronning Mauds gate 15	New York NY 10020
0250 Oslo	Tel 212 610 6300
Norway	Fax 212 610 6399

Our ref 84041-00040 CO:5111845.1

March 30, 2007
Ladies and Gentlemen:
We have acted as United States tax counsel to Eksportfinans ASA (the Issuer), in connection with the preparation of Pricing Supplement No. 106 dated March 30, 2007 (the Pricing Supplement) filed with the Securities and Exchange Commission (the Commission) pursuant to Rule 424 under the Securities Act of 1933, as amended (the Securities Act), on March 30, 2007, of which the Prospectus Supplement and Prospectus dated July 1, 2005 (the Prospectus) form a part. The Pricing Supplement and Prospectus have been filed with the Commission as part of the Issuer’s registration statement on Form F-3 (no. 333-124095), as amended, declared effective on July 1, 2005 (the Registration Statement). The Registration Statement, Prospectus and Pricing Supplement relate to the registration under the Securities Act of an aggregate face amount of $987,000.00 of the Six Month 23.5% Reverse Convertible Notes Linked to Rambus Inc. due October 4, 2007 (the Securities).
As United States tax counsel, we have advised the Issuer with respect to certain general United States tax consequences of the proposed issuance of the Securities. This advice is summarized under the heading “Taxation in the United States” in the Pricing Supplement and in the Prospectus (collectively, the Discussions) which are part of the Registration Statement. We hereby confirm that the statements set forth in the Discussions represent our opinions as to the matters of law covered by them, subject to the qualifications stated therein.
We are aware that we are referred to in the Discussions and under the heading “Legal Matters” in the Prospectus. We hereby consent to the references to us in those sections and the filing of this letter as an exhibit to the Registration Statement without thereby implying or admitting that we are “experts” within the meaning of the Securities Act or the rules and regulations of the Commission issued thereunder, with respect to any part of the Registration Statement, including this exhibit.
Very truly yours,
Allen & Overy LLP
Allen & Overy LLP is a limited liability partnership registered in England and Wales with registered number OC306763. It is regulated by the Law Society of England and Wales. Allen & Overy LLP is a multi-jurisdictional law firm with lawyers admitted to practise in a variety of jurisdictions. A list of the members of Allen & Overy LLP and their professional qualifications is open to inspection at its registered office, One Bishops Square, London, E1 6AO and at the above address. The term partner is used to refer to a member of Allen & Overy LLP or an employee or consultant with equivalent standing and qualifications.
Allen & Overy LLP or an affiliated undertaking has an office in each of: Amsterdam, Antwerp, Bangkok, Beijing, Bratislava, Brussels, Budapest, Dubai, Frankfurt, Hamburg, Hong Kong, London, Luxembourg, Madrid, Milan, Moscow, New York, Paris, Prague, Rome, Shanghai, Singapore, Tokyo and Warsaw.